Proxy Voting Results

A special meeting of Spartan Government Income Fund shareholders was held on September 20, 2006. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL

To approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of Spartan Government Income Fund to Fidelity Government Income Fund in exchange solely for shares of beneficial interest of Fidelity Government Income Fund and the assumption by Fidelity Government Income Fund of Spartan Government Income Fund's liabilities, in complete liquidation of Spartan Government Income Fund.

	# of Votes	% of Votes
Affirmative	361,853,061.55	86.185
Against	34,685,579.40	8.262
Abstain	23,315,596.21	5.553
TOTAL	419,854,237.16	100.000